Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
TOTAL VOTING RIGHTS
London, 31 August 2010 — Randgold Resources Limited announces that, in accordance with FSA’s Disclosure Rules and Transparency Rules, its issued share capital consists of 90,927,870 (ninety million nine hundred and twenty seven thousand and eight hundred and seventy) ordinary shares of US$0.05 each.
Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 6,000 (six thousand) issued ordinary shares in Treasury. In addition, 77,214 (seventy seven thousand and two hundred and fourteen) ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”) are currently held by Computershare Investor Services, Inc. on trust for former shareholders of Moto, who have yet to claim the ordinary shares (or ADSs, as applicable) to which they are entitled following the acquisition of Moto in October 2009. These shares (and ADSs, as applicable) will not confer voting rights whilst held on trust.
Therefore, the total number of voting rights in the Company is 90,844,656 (ninety million eight hundred and forty four thousand six hundred and fifty six).
The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.
Enquiries:

Mark Bristow	Graham Shuttleworth	Kathy du Plessis
Chief Executive	Financial Director	Investor & Media Relations
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com